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                             February 4, 2022

       Per Regnarsson
       Chief Executive Officer
       ClimateRock
       50 Sloane Avenue
       London, SW3 3DD, United Kingdom

                                                        Re: ClimateRock
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2022
                                                            CIK No. 0001903392

       Dear Mr. Regnarsson:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance